Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Everbridge, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-220777) and on Form S-8 (No. 333-216909 and 333-213679) of Everbridge, Inc. of our report dated March 12, 2018, with respect to the consolidated balance sheets of Everbridge, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related consolidated notes and financial statement schedules, which report appears in the December 31, 2017 annual report on Form 10-K of Everbridge, Inc.

/s/ KPMG LLP

Los Angeles, California
March 12, 2018